Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT AND BROOKFIELD INFRASTRUCTURE
PARTNERS’ RECAPITALIZATION PROPOSAL APPROVED BY SHAREHOLDERS
OF BABCOCK & BROWN INFRASTRUCTURE

Toronto, Canada, and Hamilton, Bermuda, November 16, 2009 – Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”1) (collectively, “Brookfield”) today announced that both the stapled security holders and EPS holders of Babcock & Brown Infrastructure (ASX: BBI) (“BBI”) have approved Brookfield’s plan to sponsor a comprehensive restructuring and recapitalization of the company. Approximately [●]% of the stapled security holders and [●]% of the EPS holders voted in favour of the resolutions.  Upon satisfaction of the remaining conditions precedent, closing of the transaction is expected to occur on November 20, 2009.  BBI has a diverse portfolio of transportation and utility assets located in Australia, the U.S., the UK, continental Europe, New Zealand and China.

“We are very pleased with the support that we received from both groups of BBI security holders for our proposal. These approvals are a major milestone in the completion of the recapitalization”, commented Sam Pollock, Senior Managing Partner and CEO of Brookfield’s Infrastructure Group.

For further information regarding the recapitalization plan refer to BBI’s website at www.bbinfrastructure.com. Additional information regarding Brookfield is available at www.brookfield.com.  Additional information regarding Brookfield Infrastructure is available at www.brookfieldinfrastructure.com.

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Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) is focused on property, renewable power and infrastructure assets and has over US$90 billion of assets under management. The company’s common shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA. For more information, visit www.brookfield.com.

Brookfield Infrastructure Partners L.P. (TSX/NYSE: BIP), was established by Brookfield Asset Management Inc. to own and operate certain infrastructure assets on a global basis.  Brookfield Asset Management owns 41% of Brookfield Infrastructure.  Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics,

1 References to “Brookfield Infrastructure” are to Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and/or its subsidiaries as the context requires.

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tend to appreciate in value over time.  Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.  Brookfield Infrastructure’s units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

Babcock & Brown Infrastructure (ASX: BBI) is a specialist infrastructure entity which provides investors access to a diversified portfolio of quality infrastructure assets. BBI’s investment strategy focuses on owning, managing and operating quality infrastructure assets in Australia and internationally. For further information please visit the company’s website at www.bbinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “expected,” “believe,” “stable,” “tend,” “seeks”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to Brookfield’s ability to complete the Recapitalization, the expected closing date of the Recapitalization, the future prospects of the assets that Brookfield Infrastructure operates, Brookfield Infrastructure’s plans for growth through acquisitions and other statements with respect to Brookfield’s and Brookfield Infrastructure’s beliefs, outlook, plans, expectations and intentions with respect to the Recapitalization and otherwise.  Although Brookfield and Brookfield Infrastructure believe that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the ability to effectively complete the Recapitalization including the ability to satisfy all conditions of closing, economic and financial conditions in the countries in which Brookfield, Brookfield Infrastructure and BBI each do business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure and BBI is dependent on market demand for an infrastructure company, the availability of equity and debt financing,  the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in Brookfield’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks” and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, neither Brookfield nor Brookfield Infrastructure undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web sites at www.brookfield.com and www.brookfieldinfrastructure.com or contact:

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Brookfield Asset Management
Investor Relations
Katherine Vyse
SVP, Investor Relations and Communications
Tel.:           (416) 369-8246
kvyse@brookfield.com

Media Relations
Denis Couture
SVP, Corporate and International Affairs
Tel.:           (416) 956-5189
dcouture@brookfield.com
Brookfield Infrastructure Partners L.P. Investor Relations Michael Botha SVP, Finance Tel.: (416) 359-7871 mbotha@brookfield.com

Media Relations - Australia
Kerrie Muskens
Head of Marketing and Communications
Tel.:           +61 2 9256 5753 or +61 410 535250
kerrie.muskens@brookfieldmultiplex.com

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